Exhibit 99.3

BERMUDA

THE COMPANIES ACT 1981

MEMORANDUM OF CONTINUANCE OF COMPANY LIMITED BY SHARES

(Section 132C(2))

MEMORANDUM OF CONTINUANCE

OF

Gold Reserve Ltd.

(hereinafter referred to as the "Company")

The liability of the members of the Company is limited to the amount (if any) for the time being unpaid on the shares respectively held by them.

2.	The Company is an exempted company as defined by the Companies Act 1981 (the "Act").
3.	The authorized share capital of the Company is US$5,000,000 divided into 500,000,000 common shares of par value US$O.OI each.
4.	The Company, with the consent of the Minister of Finance, has power to hold land situate in Bermuda not exceeding N/A in all, including the following parcels:- Not Applicable
5.	Details of Incorporation: The Company was incorporated under the laws of the Yukon Tenitory, Canada on October 5, 1998 as Gold Reserve Inc., and was continued to the Province of Alberta, Canada on September

9, 2014.

6.	The objects of the Company from the date of continuance are unrestricted.
7.	The following are provisions regarding the powers of the Company —

Subject to paragraph 4, the Company may do all such things as are incidental or conducive to the attainment of its objects and shall have the capacity, rights, powers and privileges of a natural person, and -

pursuant to Section 42 of the Act, the Company shall have the power to issue preference shares which are, at the option of the holder, liable to be redeemed;

(ii)	pursuant to Section 42A of the Act, the Company shall have the power to purchase its own shares for cancellation; and
(iii)	pursuant to Section 42B of the Act, the Company shall have the power to acquire its own shares to be held as treasury shares.

Signed by duly authorised persons in the presence of at least one witness attesting the signature thereof:-

(Authorised persons) (Witnesses)

Dated this day of 30 September , 2024